UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act Of 1934

Filed by Registrant {X}

Filed by a Party other than the Registrant { }

Check the appropriate box:
{ } Preliminary Proxy Statement
{ } Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
{ } Definitive Proxy Statement
{X} Definitive Additional Materials
{ } Soliciting Material Pursuant to §240.14a-12

Vineyard National Bancorp

_____
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
{X } No fee required.
{ } Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

{ } Fee paid previously with preliminary materials:
{ } Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    (1) Amount Previously Paid:
    (2) Form, Schedule or Registration Statement No.:
    (3) Filing Party:
    (4) Date Filed:



Vineyard National Bancorp

Presentation to:

Institutional Shareholder Services

April 1, 2008





Important Information

Forward-Looking Statements

Certain matters discussed herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Federal securities laws. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company's ability to control or predict. Important factors that may cause actual results to differ materially and could impact the Company and the statements contained herein can be found in the Company's filings with the SEC including quarterly reports on Form 10-Q, current reports on Form 8-K, annual reports on Form 10-K, and the Consent Revocation Statement on Schedule 14A. For forward-looking statements herein, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and other protections under the Federal securities laws. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Other Important Information

The Company filed a Definitive Consent Revocation Statement on Schedule 14A with the SEC on March 13, 2008. Investors and security holders are advised to read the Company's Definitive Consent Revocation Statement and other materials filed by the Company related to the Definitive Consent Revocation Statement solicitation, when available, because they contain important information. Investors and security holders may obtain a free copy of the Definitive Consent Revocation Statement on Schedule 14A and all other related materials filed by the Company with the SEC (when they are filed and become available) free of charge at the SEC's website at www.sec.gov or by contacting D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, 1-800-967-7921. The Company also will provide a copy of these materials without charge on its website at www.vnbcstock.com.

The Company, its Board and one or more of its executive officers may be deemed to be participants in the solicitation of consent revocations from shareholders of the Company. Information regarding the names of the Company's Board and executive officers and their respective interests in the Company is set forth in the Company's Definitive Consent Revocation Statement.





Agenda

- Company Overview

- Corporate Governance

- Recent Business History

- Morales Takeover Attempt

- Board's Strategic Plan for Shareholder Value



Overview *(as of Dec. 31, 2007)*

- Southern California-based community bank

- A record of growth

- Assets of $2.5 billion

- 16 banking centers, 3 regional financial centers

- Institutional ownership: approx. 50%

- Market Capitalization: approx. $67.5 million*

* Includes unreleased and unallocated ESOP shares





Board of Directors

- ## Independent
  - 5 of 6 Directors are independent
- ## Invested and aligned
  - Board owns about 7% of VNBC shares - it is invested and aligned with shareholders
- ## Active, engaged and involved
- ## Experienced
  - Backgrounds in banking, finance, accounting, business management, law, administration
  - Strong ties to our local communities





Half of Board Recruited in Past Four Years

- Robb Quincey *(Lead Independent, Compensation, Nominating)*
  - Director of Company & Bank since 2006
  - City Manager for the city of Upland, Calif.
  - Doctorate in Public Administration (Economics & Organizational Development)
- James LeSieur *(Chairman, Interim CEO)*
  - Director of Company since 2004; of Bank since 2005
  - Former President, CEO and Director of Sunwest Bank
  - Former Director, Ralph W. Leatherby Center for Entrepreneurship and Business Ethics, Chapman University
- David Buxbaum *(Compensation, Nominating)*
  - Director of the Company & Bank since late 2004
  - Attorney; a founding shareholder of the Bank





Board Has Continuity & Experience

- Frank Alvarez *(Audit, Nominating)*
  - Director of Company since 1988, of Bank since 1981
  - Retired CPA; a founding shareholder of the Bank
- Charles Keagle *(Audit, Compensation)*
  - Director of Company & Bank since 1998
  - A founder and organizing director of Bank in 1981
  - Chairman, CEO of The C & C Org., a restaurant operator
- Joel Ravitz *(Nominating, Compensation)*
  - Director of Company since 1988, of Bank since 1983
  - Chairman, CEO of Quincy Cass Associates, Inc., a Los Angeles-based securities broker-dealer



Vineyard's Current Governance Protects Shareholder Rights

- NO "Poison Pill" - no dilutive issuance plan
- NO "Supermajority" Requirements
- NO Classified Board - terms not staggered
- NO Social Responsibility Provisions - using non-monetary factors to limit action
- ALLOWS Cumulative Voting
- ALLOWS Shareholder Proposals
- ALLOWS Action by Written Consent



Recent Business History

Growth fueled by construction loans and higher-cost funding





Risk Cycle







Recent Business History

Deteriorating Net Interest Margin

4.75%
4.25%
3.75%
Q1-03
Q3-03
Q1-04
Q3-04
Q1-05
Q3-05
Q1-06
Q3-06
Q1-07
Q3-07

VINEYARD NATIONAL BANCORP



Recent Business History

- Board continually reviews economic climate, risks, opportunities and business strategies
- Board anticipated economic changes that are affecting Bank's profitability and risk profile
- Board acted on behalf of shareholders
  - Directed management to develop strategies focused on prudent risk management & shareholder value
- Former CEO advocated continuation of strategies that gave rise to current problems





Recent Business History

September 26, 2007. Board directs management to develop and recommend comprehensive, fundamental changes to the Company's strategy to address portfolio and operational risk in a challenging operating environment.

January 24, 2008. Company announces resignation of Norman Morales as a director and the termination of his employment as President and CEO.

February 25, 2008: Norman Morales and Jon Salmanson file a preliminary Consent Solicitation Statement through which they intend to solicit consent to amend our Bylaws. If successful, it opens the door for Morales' takeover.

March 5, 2008: Company files a Consent Revocation Statement in response.

March 13, 2008:Company mails the Consent Revocation Statement to shareholders.





Morales Takeover Attempt

- **NOT about shareholders' rights**
  - Proposed Bylaw amendments are narrowly drafted to accommodate the specific, rare timing and circumstances affecting Mr. Morales - i.e., his resignation
  - Grows out of efforts to entrench a former CEO - not benefit shareholders generally
  - Mr. Morales is not just seeking representation, but control of entire Board

- Current Bylaws were approved by Mr. Morales while on the Board in August 2007



"Law of Unintended Consequences"

Apparent increase in rights also could give rise to:

- Control by small group or an individual
- Directors handpicked by the former CEO with no formal, independent review process
- Potential lack of adequate disclosure regarding nominee qualifications
- Lack of Board independence and dominant CEO

Morales' Proposed Candidates: Qualifications

- Proposed candidates' backgrounds do not make them objective, independent and qualified to represent ALL shareholders

  – NO experience with and uninformed about the specific business risks currently facing the Company

  – Potential lack of adequate disclosure regarding nominee qualifications

  – Several nominees do NOT have substantive experience as a director of a publicly traded financial institution

  – Nominees have personal ties to Mr. Morales and/or have or had something personal (besides shareholder value) to gain

- Individuals handpicked by a dominant former CEO may do what he wants, rather than represent ALL shareholders







Current Board's Strategic Plan

Your current Board's Strategic Plan benefits all shareholders and responds to two distinct economic phases:

- Phase 1: Recessionary Environment

- Phase 2: Economic Recovery



Strategic Plan - Phase 1

- **<u>Reduce</u>** the Company's overall risk profile
  - Address problem assets and higher-risk loans
  - Strengthen the quality and execution of our operations
  - Preserve and protect capital

- **<u>Refocus</u>** on Company's core businesses
  - Enhance liquidity and reduce funding costs
  - Refocus on development of profitable, core customer relationships

- **<u>Reposition</u>** the Company for future strategic growth
  - Improve operational efficiencies
  - Generate quality, sustainable earnings
  - Ensure we have the operational platform and resources intact to grow





Strategic Plan - Phase 2

Fundamental Objective: **Strategic Growth**

Creation of real, sustainable, Core Franchise Value

- "Core Franchise Value" means a relationship-based business model generating strong, quality earnings on a consistent basis

- Keys to the development of Core Franchise Value:
  - Continued development of a strong deposit franchise to reduce funding costs
  - Further development of the asset franchise to ensure continued asset quality, portfolio diversification and relationship-based business





In Closing

- Consent Solicitation is not about shareholder rights - it is a Morales takeover attempt

- Detrimental unintended consequences flow from the Bylaw amendments

- Current Board is executing a prudent Strategic Plan

- Current Board is committed and aligned with the Company's shareholders



20





Thank you

www.vnbcstock.com

